EXHIBIT 99.1

Prince Edward Island and Lion Electric Partner to Deploy 35 Electric School Buses in the Province

MONTREAL and CHARLOTTETOWN, PE, Aug. 10, 2021 /CNW/ - The Lion Electric Company (NYSE: LEV) (TSX: LEV) ("Lion" or the "Company"), a leading manufacturer of all-electric medium and heavy-duty urban vehicles and the province of Prince Edward Island (P.E.I.), today jointly announced that Lion has received an order for 35 LionC school buses from P.E.I. The vehicles will join the 12 LionC buses already operating in the province, which have been servicing routes in the Charlottetown area since early 2021. Lion will also provide 35 Level 2 charging stations to P.E.I. as it continues to build out its electric vehicle infrastructure.

The purchase was made in part using funds from the governments of Canada and Prince Edward Island, who are contributing over $6.3 million to the clean school bus project through the Green Infrastructure stream (GIS) of the "Investing in Canada" infrastructure plan.

"It is great to see Prince Edward Island continuing the momentum to electrify the school bus fleet within the province. It was just last November that their initial acquisition of 12 buses was announced, and today they are doubling down on their commitment to clean school transportation and the health of their communities. We look forward to continuing to work with the province on sustainable transportation solutions," said Marc Bedard, CEO – Founder of Lion Electric.

"I am really happy to be working with Lion Electric. They have supplied us with 47 buses over the past two years and their leadership has been pivotal as we work towards achieving our net zero goals. As Islanders, we see the impact of climate change every day and recognize the importance of leading by example. By adding 35 new electric school buses to our existing 12 electric school buses, more students will experience the important steps we are taking as a province to reduce our greenhouse gas emissions as we work to become cleaner and more sustainable for future generations," said The Honorable Natalie Jameson, Minister of Education and Lifelong Learning and Minister Responsible for the Status of Women.

With a total of 47 all-electric school buses in its fleet, P.E.I. will be one of the largest operators of zero-emission school buses in North America, with Lion as the largest heavy-duty zero-emission Original Equipment Manufacturer (OEM) in the province. Transitioning to electric school buses is a key part of the province's larger Sustainable Transportation Action Plan, as P.E.I. moves toward an eventual goal of replacing the entirety of its 332-school bus fleet with electric school buses, along with transitioning its transit bus operations to zero-emission. Putting 47 electric school buses on the road will prevent up to 1,000 tonnes of greenhouse gas emissions on the island each year.

Through the "Investing in Canada" infrastructure plan, the Government of Canada is investing more than $180 billion over 12 years in public transit projects, green infrastructure, social infrastructure, trade and transportation routes, and Canada's rural and northern communities.

Over the last decade, Lion has established itself as a leader in the zero-emission heavy-duty vehicle industry, having delivered over 390 all-electric heavy-duty vehicles in North America with over 11 million kilometers driven since 2016. All of Lion's vehicles are purpose-built for electric propulsion from the ground up and are manufactured in its North American facility, which has the capacity to produce up to 2,500 heavy-duty zero-emission vehicles per year.

About Lion Electric

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles' components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements contained in this press release that are not statements of historical fact, including statements about Lion's beliefs and expectations, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as "believe," "may," "will," "continue," "anticipate," "intend," "expect," "should," "would," "could," "plan," "project," "potential," "seem," "seek," "future," "target" or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words.

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release including, but not limited to, that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size and that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future and that Lion will be able to secure any required additional funding through equity or debt financing on terms acceptable to Lion. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include, but are not limited to, the following: any adverse changes in the U.S. and Canadian general economic, business, market, financial, political and legal conditions, including as consequences of the global COVID-19 pandemic and the emergence of COVID-19 variants and varying rates of vaccination amongst various countries; Lion's inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers' business needs; Lion's reliance on key management and any inability to attract and/or retain key personnel; Lion's inability to execute its growth strategy; Any unfavorable fluctuations and volatility in the price of raw materials included in key components used to manufacture Lion's products; Lion's reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials; Lion's inability to maintain its competitive position; Lion's inability to reduce its costs of supply over time; any inability to maintain and enhance Lion's reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies; natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events; the outcome of any legal proceedings that may be instituted against the Company from time to time.

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in the section entitled "Risk Factors" in the Company's final prospectus dated May 5, 2021 (the "Canadian Prospectus") filed with the Autorité des marchés financiers (the "AMF") and the registration statement on Form F-1 (the "Registration Statement") filed with the Securities and Exchange Commission (the "SEC") and declared effective on June 14, 2021 and other documents publicly filed with the AMF and the SEC. Many of these risks are beyond Lion's management's ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained, and risk factors identified, in the Canadian Prospectus, the Registration Statement and other documents filed with the AMF and the SEC.

Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

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SOURCE Lion Electric

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For further information: Lion Electric: MEDIA: Patrick Gervais, Vice President of Marketing and Communications, Patrick.Gervais@thelionelectric.com, 514-992-1060; INVESTORS: Isabelle Adjahi, Vice President, Investor Relations and Sustainable Development, Isabelle.Adjahi@thelionelectric.com; Emelyana Titarenko, Press Secretary, Office of the Minister of Infrastructure and Communities, 873-355-9576, emelyana.titarenko@infc.gc.ca; Alex Firth, Department of Education and Lifelong Learning, 902-218-3973, anfirth@gov.pe.ca, 450-432-5466, extension 171

CO: Lion Electric

CNW 17:05e 10-AUG-21